UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          TRM Copy Centers Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                             ---------------------
                         (Title of Class of Securities)

                                  8762636105
                              -----------------
                                 (CUSIP Number)


                                  Mary Sheehan
                      Friedman, Billings, Ramsey Group, Inc.
                                 Potomac Tower
                          1001 Nineteenth Street North
                              Arlington, VA 22209
                                (703) 469-1050
           -------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  June 24, 1998
                           -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.See Rule 13d-1(a)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 872636105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FBR Financial Fund II, L.P.        IRS ID No. 54-1887092

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) /x /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


Number of Shares Beneficially
Owned by Each Reporting Person
With
7 Sole Voting Power                      421,035
8 Shared Voting Power                    0
9 Sole Dispositive Power                 421,035
10 Shared Dispositive Power              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         421,035

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%

14.      TYPE OF REPORTING PERSON*
         PN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.     872636105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         FBR Financial Fund Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / / (b) /x /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


Number of Shares Beneficially
Owned by Each Reporting Person
With
7 Sole Voting Power                      421,035

8 Shared Voting Power                    0

9 Sole Dispositive Power                 421,035

10 Shared Dispositive Power              0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         421,035

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%

14.      TYPE OF REPORTING PERSON*
         00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE  BOTH  SIDES  OF THE  COVER  PAGE,  RESPONSES  TO ITEMS  1-7  (INCLUDING
 EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.     872636105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Friedman, Billings, Ramsey Investment Management, Inc.
         IRS ID No. 52-1707813

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / / (b) /x /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


Number of Shares Beneficially
Owned by Each Reporting Person
With
7 Sole Voting Power                      421,035
8 Shared Voting Power                    0
9 Sole Dispositive Power                 421,035
10 Shared Dispositive Power              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         421,035

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%

14.      TYPE OF REPORTING PERSON*
         IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE  BOTH  SIDES  OF THE  COVER  PAGE,  RESPONSES  TO ITEMS  1-7  (INCLUDING
 EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.     872636105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Friedman, Billings, Ramsey Group, Inc.      IRS ID No. 54-1837743

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / / (b) /x /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Virginia


Number of Shares Beneficially
Owned by Each Reporting Person
With
7 Sole Voting Power                      421,035
8 Shared Voting Power                    0
9 Sole Dispositive Power                 421,035
10 Shared Dispositive Power              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         421,035
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%

14.      TYPE OF REPORTING PERSON*
         HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE  BOTH  SIDES  OF THE  COVER  PAGE,  RESPONSES  TO ITEMS  1-7  (INCLUDING
 EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.     872636105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Friedman, Billings, Ramsey Group, Inc. Voting Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / / (b) /x /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Virginia


Number of Shares Beneficially
Owned by Each Reporting Person

 With
7 Sole Voting Power                      421,035
8 Shared Voting Power                    0
9 Sole Dispositive Power                 421,035
10 Shared Dispositive Power              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         421,035
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%

14.      TYPE OF REPORTING PERSON*
         OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE  BOTH  SIDES  OF THE  COVER  PAGE,  RESPONSES  TO ITEMS  1-7  (INCLUDING
 EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 Item 1.  Security and Issuer

         This statement relates to the Common Stock ("Common Stock") of TRM Copy Centers Corporation, a corporation organized under the laws of Oregon (the "Issuer"). The Issuer's principal executive offices are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.


Item 2.  Identity and Background

         (a) This Statement constitutes the joint filing of Schedule 13D by (1) FBR Financial Fund II, L.P., a Delaware limited partnership (the "Fund"); (2) FBR Financial Fund Management, L.L.C., a Delaware limited liability company; (3) Friedman, Billings, Ramsey Investment Management, Inc., a Delaware corporation;
(4) Friedman, Billings, Ramsey Group, Inc., a Virginia corporation; and (5) Friedman, Billings, Ramsey Group, Inc. Voting Trust, a Virginia voting trust (collectively, the "Reporting Persons").

       Filed as Schedules I and II to this Schedule 13D and incorporated herein by reference are lists of the executive officers and directors of the incorporated Reporting Persons, Friedman, Billings, Ramsey Investment Management, Inc. and Friedman, Billings, Ramsey Group, Inc., respectively, containing the following information with respect to each such person: (a) name,
(b) business address and (c) present principal occupation or employment, and the name and, if different from such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedules I and II is a United States citizen.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person and each Reporting Person agrees that this Statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

         (b) All of the Reporting Persons have their principal place of business and principal offices at Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209. Information required by this subpart of this Item with respect to non-reporting persons who are officers and directors of the incorporated Reporting Persons is provided in the attached Schedules I and II, which are incorporated herein by reference.

         (c) Information required by this subpart of this Item with respect to non-reporting persons who are officers and directors of the incorporated Reporting Persons is provided in the attached Schedules I and II, which are incorporated herein by reference.

         (d) None of the Reporting Persons, and to the knowledge of each incorporated Reporting Person, as applicable, none of the executive officers or directors listed on Schedules I and II, has been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, and to the knowledge of each Reporting Person, as applicable, none of the executive officers or directors of such reporting person, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) FBR Financial Fund II, L.P. is a Delaware limited partnership; FBR Financial Fund Management, L.L.C. is a Delaware limited liability company; Friedman, Billings, Ramsey Investment Management, Inc. is a Delaware
corporation; and Friedman, Billings, Ramsey Group, Inc. is a Virginia corporation; Friedman, Billings, Ramsey Group, Inc. Voting Trust is a Virginia voting trust. Except as otherwise noted on Schedules I and II, each executive officer and director of each incorporated Reporting Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

         The Fund purchased the Securities described in Item 4(a) of this statement, which description is incorporated herein by reference, for an aggregate purchase price of $5,000,000 from the funds under its control received from its investors. The Fund is a limited partnership formed for the purpose of making private equity investments. The partners of the Fund are institutional and private investors.


Item 4.  Purpose of Transaction

         (a) The Fund is a limited partnership, formed for the purpose of making private equity investments, the partners of which are institutional and private investors.

         As the Issuer has previously disclosed, ReadyCash Investment Partners, L.P. ("ReadyCash"), has entered into a purchase agreement with the Issuer which provides that the Issuer's Board of Directors will be increased from seven to nine directors and two persons designated by ReadyCash will be elected to the Issuer's Board of Directors. In connection with ReadyCash's purchase from the Issuer, certain members of the Board of Directors of the Issuer are resigning and ReadyCash is nominating for election a majority of the Board of Directors of the Issuer. The Series A Preferred Stock purchased by ReadyCash pursuant to its agreement with the Issuer is convertible into 1,333,333 shares of the Company's Common Stock and prior to conversion represents approximately 19 percent of the voting power of the Company's outstanding capital stock.

         Immediately preceding the purchase by ReadyCash of the Issuer's securities, the Fund entered into a Series A Preferred and Warrant Purchase Agreement dated June 22, 1998 (the "Purchase Agreement") with ReadyCash and its general partner, ReadyCash GP Corp. ("ReadyCash GP").

         The Purchase Agreement incorporates a voting agreement for election of directors, which states that so long as the Fund continues to hold any of the Issuer's securities acquired under the Purchase Agreement, each of ReadyCash GP and ReadyCash shall vote all of the shares of voting capital stock of the Issuer which ReadyCash GP or ReadyCash holds or has the power to vote, and shall take all other necessary or desirable actions within its control (including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), so that: (i) one representative designated by the Fund shall be elected to the Issuer's Board of Directors; (ii) the removal from the Issuer's Board of Directors (with or without cause) of any representative designated by the Fund shall be at the Fund's written request, respectively, but only upon such written request and under no other circumstances; and (iii) in the event that any representative designated by the Fund ceases to serve as a member of the Issuer's Board of Directors during his term of office, the resulting vacancy on the Issuer's Board of Directors shall be filled by a representative designated by the Fund. If the Fund fails to designate a representative to fill a directorship pursuant to these terms, the individual previously holding such directorship shall be elected to such position, or if such individual fails or declines to serve, the election of an individual to such directorship shall be accomplished in accordance with the Issuer's Bylaws and applicable law; provided that ReadyCash GP and ReadyCash shall vote to remove such individual if the Fund so directs. This voting agreement is incorporated in the Purchase Agreement at paragraph 3B which is attached hereto as Exhibit C; the Purchase Agreement and the voting agreement clause therein are incorporated herein by reference.

         Additionally, and pursuant to the Purchase Agreement, the Fund has issued to ReadyCash GP an irrevocable proxy (the "Proxy") to vote its shares of Series A Preferred Stock acquired under the Purchase Agreement (which until conversion, vote one-to-one with the Common Stock) and to vote any shares of Common Stock acquired by exercise of the Warrants acquired under the Purchase Agreement. The Proxy will remain in effect until the earlier of (a) July 31, 2001, or (b) such time as the Fund is no longer the record owner of the Series A Preferred whether by conversion, sale or other disposition. The Proxy is attached hereto as Exhibit B and is incorporated herein by reference.

         While the Reporting Persons reserve the right to develop plans or proposals in the future, either individually or in conjunction with other holders of the Issuer's securities, at present, the Reporting Persons have no plans or proposals that relate to or would result in any of the following:

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
              reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the Company;

         (e) Any other material change in the Company's business or corporate structure;

         (f)  Changes  in  the   Company's   charter,   bylaws  or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of th Securities Exchange Act of 1934, as amended; or

         (i) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a) Pursuant to the Purchase Agreement, the Fund purchased from Ready Cash 423,281 shares of Series A Preferred Stock (the "Series A Preferred") and Warrants to purchase 103,574 shares of its Common Stock at an exercise price of $15.00 per share (the "Warrants") for an aggregate purchase price of $5,000,000. Each share of Series A Preferred is convertible at any time at the election of its holder, into 0.7499997 shares of Common Stock (the Fund's Series A Preferred is thus convertible into 317,461 shares of Common Stock) but until converted, each share of Series A Preferred votes one-to-one with each share of Common Stock. The Warrants are comprised of a Warrant to purchase 32,145 shares of Common Stock from the Issuer which expires June 24, 2001 (the "Three-Year Warrant") and a Warrant to purchase 71,429 shares of common stock from the Issuer which expires June 24, 2005 (the "Seven-Year Warrant"). As of the date of this filing, the Reporting Persons beneficially own 421,035 shares of Common Stock (the "Shares"), including and computed as follows: 423,281 shares of the Series A Preferred, convertible by a factor of .7499997 into 317,461 shares of

Common Stock; and 103,574 shares of Common Stock which the Reporting Persons have the right to purchase under the Warrants.

        The beneficial ownership, including the power to dispose or direct the disposition of the Shares by the Reporting Persons breaks down as follows:

        The Fund is the beneficial owner of 421,035 shares of Common Stock, which represent approximately 5.6% of the Issuer's outstanding Common Stock (as computed in the first paragraph of this Item).

        FBR Financial Fund Management, L.L.C. is the beneficial owner of the Shares, insofar as it is the General Partner of the Fund and has sole voting and dispositive power over the Shares.

        Friedman, Billings, Ramsey Investment Management, Inc. is the beneficial owner of the Shares, insofar as it is the sole Managing Member of FBR Financial Fund Management, L.L.C.

        Friedman, Billings, Ramse Group, Inc. is the beneficial owner of the Shares insofar as it is the sole stockholder of Friedman, Billings, Ramsey Investment Management, Inc.

        Friedman, Billings, Ramsey Group, Inc. Voting Trust is the beneficial owner of the Shares insofar as it is a trust empowered to vote certain shares of Friedman, Billings, Ramsey Group, Inc. The trustees have sufficient voting power to control the outcome of all corporate actions submitted to a vote of share-holders. The Trustees a re Emanuel J. Friedman, Eric F. Billings and W. Russell Ramsey.

        (b) Subject to the Proxy described in Item 4 and Item 6 and incorporated herein by reference, the Fund has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 420,035 shares of Common Stock beneficially owned by it, which shares represent approximately 5.6% of the Issuer's outstanding Common Stock. The Fund's power to vote and dispose of its shares rests with FBR Financial Fund Management, L.L.C., in its capacity as the Fund's General Partner (and in turn with Friedman, Billings, Ramsey Investment Management, Inc., as the General Partner's Managing Member and with Friedman, Billings, Ramsey Group, Inc., the Managing Member's sole stockholder and, with regard to actions put to a vote of the shareholders, with Friedman, Billings, Ramsey Group, Inc. Voting Trust, which has the power to vote the controlling shares of Friedman, Billings, Ramsey Group, Inc.).

        The Series A Preferred Stock purchased by ReadyCash pursuant to its agreement with the Issuer is convertible into 1,333,333 shares of the Company's Common Stock and prior to conversion represents approximately 19 percent of the voting power of the Company's outstanding capital stock.

        The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the percentage of ownership of the Reporting Persons is based on 7,056,811 issued and outstanding shares of Common Stock on May 29, 1998 as reported in the Issuer's Proxy Statement dated June 5, 1998.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As described above in Item 4, the Fund has granted an irrevocable proxy to ReadyCash GP Corp., the general partner of ReadyCash, with respect to the securities of the Issuer purchased by the Fund. The description of the Proxy in
Item 4 and the Proxy, the form of which is attached as Exhibit B, are incorporated herein by reference. As described above in Item 4, the Fund has entered into a voting agreement with ReadyCash GP and ReadyCash. The voting agreement is set forth in paragraph 3B of the Purchase Agreement. The description of the voting agreement in Item 4 and the Purchase Agreement, the form of which is attached as Exhibit C, are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

         Joint Filing Agreement among FBR Financial Fund II, L.P., FBR Financial Fund Management, L.L.C., Friedman, Billings, Ramsey Investment Management, Inc. and Friedman, Billings Ramsey Group, Inc.

         Irrevocable Proxy dated as of June 24, 1998, between FBR Financial Fund II, L.P. and ReadyCash GP Corp.

         Series A Preferred and Warrant Purchase Agreement, dated as of June 24, 1998, among FBR Financial Fund II, L.P., ReadyCash GP Corp. and ReadyCash Investment Partners, L.P.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 1998

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.


By:   /s/      Emanuel J. Friedman
        Name: Emanuel J. Friedman
        Title: Chairman & CEO

                                   SCHEDULE I

Following is a list of the executive officers and directors of Friedman, Billings, Ramsey Group, Inc. as of July 31, 1998

Executive Officers:

Name                                                Office

Emanuel J. Friedman                                 Chief Executive Officer

Eric F. Billings                                    Vice Chairman and
                                                    Chief Operating Officer

W. Russell Ramsey                                   President and Secretary

Eric Y. Generous                                    Executive Vice President and
                                                    Chief Financial Officer

Nicholas J. Nichols                                 Executive Vice President and
                                                    Director of Compliance

Robert S. Smith                                     Executive Vice President and
                                                    General Counsel

Kurt R. Harrington                                  Treasurer and
                                                    Chief Accounting Officer

         The business address for each executive officer is Friedman, Billings, Ramsey Group, Inc., Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209.

Directors:

Name and Occupation                         Business Address

Emanuel J. Friedman                         Potomac Tower, 1001 Nineteenth St N.
Chief Executive Officer                     Arlington, Virginia 22209
Friedman, Billings, Ramsey Group, Inc.

Eric F. Billings                            Potomac Tower, 1001 Nineteenth St N.
Vice Chairman and Chief Operating Officer   Arlington, Virginia 22209
Friedman, Billings, Ramsey Group, Inc.

W. Russell Ramsey                           Potomac Tower, 1001 Nineteenth St N.
President and Secretary                     Arlington, Virginia 22209
Friedman, Billings, Ramsey Group, Inc.

Wallace L. Timmeny                          1500 K Street, N.W.
Partner                                     Washington, D.C. 2005
Dechert, Price & Rhoades

Mark R. Warner                              201 N. Union Street, Suite 300
Managing Director                           Alexandria, Virginia 222314
Columbia Capital Corporation

                                   SCHEDULE II

Following is a list of the executive officers and directors of Friedman, Billings, Ramsey Investment Management, Inc. as of July 31, 1998.

Executive Officers:

Name                                Office

Emanuel J. Friedman                 Chairman, Chief Executive Officer,
                                    Treasurer and Assistant Secretary

Eric F. Billings                    Vice Chairman, Chief Operating Officer and
                                    Assistant Secretary

W. Russell Ramsey                   President and Secretary


         The business address for each executive officer is Friedman, Billings, Ramsey Group, Inc., Potomac Tower, 1001 Ninetenth Street North, Arlington, Virginia 22209.

Directors:

Name and Occupation
Emanuel J. Friedman
Chief Executive Officer
Friedman, Billings, Ramsey Group, Inc.

Eric F. Billings
Vice Chairman and Chief Operating Officer
Friedman, Billings, Ramsey Group, Inc.

W. Russell Ramsey
President and Secretary
Friedman, Billings, Ramsey Group, Inc.


         The business address for each director is Friedman, Billings, Ramsey Group, Inc., Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209.





I:\CORPORAT\FBR\PVT_EQTY\TRM\MISC\FBR13-D.FNL
                                                      - 13 -

                                  EXHIBIT INDEX



EXHIBIT                             DESCRIPTION                             PAGE
A                                   Joint Filing Agreement among            15
                                    FBR Financial Fund II, L.P.,
                                    FBR Financial Fund
                                    Management, L.L.C., Friedman,
                                    Billings, Ramsey Investment
                                    Management, Inc. and
                                    Friedman, Billings, Ramsey
                                    Group, Inc.
B                                   Irrevocable Proxy dated as of           16
                                    June 24, 1998, between FBR
                                    Financial Fund II, L.P. and
                                    ReadyCash GP Corp.
C                                   Series A Preferred and Warrant          17
                                    Purchase Agreement, dated as
                                    of June 24, 1998 among FBR
                                    Financial Fund II, L.P.,
                                    ReadyCash GP Corp. and
                                    ReadyCash Investment Partners,
                                    L.P.

                                    EXHIBIT A

                                   SECTION 13
                             JOINT FILING AGREEMENT

         Each of the undersigned is a person that may be required, from time to time, to file statements pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC"). Each of the undersigned may be required, from time to time, to file such statements jointly with one or more of the other undersigned persons pursuant to Rule 13d-1(f) under the Exchange Act in connection with each of the undersigned's relationship to the FBR Financial Fund II, L.P. Each of the undersigned agrees that any such statement filed with the SEC that is executed by Friedman, Billings, Ramsey Group, Inc. shall be deemed to be filed on behalf of the undersigned.

Dated July 31, 1998.

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

 By:   /s/        Emanuel J. Friedman
Name:     Emanuel J. Friedman
 Title:    Chairman, CEO


FBR FINANCIAL FUND II, L.P.

By:   FBR Financial Fund Management, L.L.C.,
        Its General Partner

By:   Friedman, Billings, Ramsey Investment
         Management, Inc., its Managing Member


By:   /s/              Emanuel J. Friedman
Name:             Emanuel J. Friedman
Title:            Chairman, CEO

FBR FINANCIAL FUND MANAGEMENT, L.L.C.

By:   Friedman, Billings, Ramsey Investment
         Management, Inc., its Managing Member



By:   /s/         Emanuel J. Friedman
Name:             Emanuel J. Friedman
Title:            Chairman, CEO



FRIEDMAN, BILLINGS, RAMSEY INVESTMENT
   MANAGEMENT, INC.


By:   /s/         Emanuel J. Friedman
Name:             Emanuel J. Friedman
Title:            Chairman, CEO

                                    EXHIBIT B

                                IRREVOCABLE PROXY

                  The  undersigned,  FBR  FINANCIAL  FUND II,  L.P.,  a Delaware limited partnership, being the record owner of 423,280 shares of Series A Preferred Stock of TRM Copy Centers Corporation (the "Corporation") does hereby appoint ReadyCash GP Corp., having an address at 1521 Locust Street, Philadelphia, PA 19102 as its proxy to attend all meetings of the shareholders of the Corporation with full power to vote and act for the undersigned in the same manner and extent that the undersigned might were it personally present at said meeting.

                  ReadyCash GP Corp. shall have full power to substitute another person as the undersigned's proxy and to revoke the appointment of any such substitute proxy.

                  This proxy is given in connection with an investment by the undersigned in a partnership of which ReadyCash GP Corp. is the general partner and is irrevocable until the sooner of (i) July 31, 2001, or (ii) such time as the undersigned is no longer the record owner of shares of Series A Preferred Stock of the Corporation whether by conversion, sale or other disposition. This proxy is subject in all respects to the terms of paragraph 3B of that certain Series A Preferred and Warrants Purchase Agreement dated as of June 22, 1998 among the undersigned, ReadyCash GP Corp. and ReadyCash Investment Partners, L.P.


FBR FINANCIAL FUND II, L.P.

By:    FBR Financial Fund Management, L.L.C.,
       Its General Partner

By:    Friedman, Billings, Ramsey Investment
       Management, Inc., its Managing Member


By:    __________________________________
       Name:
       Title:

Dated:            June 24, 1998

                                    EXHIBIT C













       -----------------------------------------------------------------------



                         SERIES A PREFERRED AND WARRANT
                               PURCHASE AGREEMENT

                               Dated June 22, 1998

                                      Among

                          FBR FINANCIAL FUND II, L.P.,

                      READYCASH INVESTMENT PARTNERS, L.P.,

                                       And

                               READYCASH GP CORP.


      -----------------------------------------------------------------------

                         SERIES A PREFERRED AND WARRANT
                               PURCHASE AGREEMENT


                  This Series A Preferred and Warrant Purchase Agreement (this "Agreement") is made as of June 22, 1998 among READYCASH INVESTMENT PARTNERS, L.P., a Delaware limited partnership (the "Partnership"), READYCASH GP CORP., a Delaware corporation ("ReadyCash"), and FBR FINANCIAL FUND II, L.P., a Delaware limited partnership (the "Purchaser"). Except as otherwise indicated herein, capitalized terms used herein are defined in Section 6 hereof.

                                    RECITALS:

                  A. ReadyCash is the sole general partner of the Partnership. The Partnership has entered into a certain Preferred Stock and Warrants Purchase Agreement, dated March 29, 1998, as amended by Amendment No. 1, day effective May __, 1998 (the "Purchase Agreement") with TRM Copy Centers Corporation, an Oregon corporation (the "Company"), pursuant to which the Partnership has agreed to purchase, and the Company has agreed to sell, pursuant to the terms and conditions specified therein, 1,777,778 shares of Series A Preferred Stock, no par value (the "Series A Preferred") of the Company, and warrants (the "Warrants") to acquire an aggregate of 500,000 shares of the common stock, no par value (the "Common Stock") of the Company, for an aggregate payment of $20,000,000.

                  B. Purchaser desires to purchase from the Partnership certain of the Series A Preferred and the Warrants purchased by the Partnership from the Company and to obtain certain agreements from the Partnership and ReadyCash in connection with such purchase. The Partnership and ReadyCash desire to enter into this Agreement as well.

                  NOW THEREFORE, the parties hereto agree as follows:

       Section 1.          Authorization and Closing.

a. Purchase and Sale o f the Series A Preferred and the Warrants. At the Closing, the Partnership (in its capacity as seller hereunder, the "Seller")shall sell to Purchaser and, subject to the terms and conditions set forth herein, Purchaser shall purchase from the Seller for an aggregate amount equal to $5,000,000 (the "Purchase Price"), (i) 423,280 shares of Series A Preferred, having the rights and preferences set forth in Exhibit A, (ii) Warrants with an expiration date of June 24, 2001, substantially in the form attached hereto as Exhibit B-1, (the "3-Yea Warrants") to acquire an aggregate of 32,143 shares of the Company's Common Stock, and (iii) Warrants with an expiration date of June 24, 2005 substantially in the form attached hereto as Exhibit B-2 (the "7-Year Warrants") to acquire an aggregate of 71,429 shares of the Company' Common Stock.

 b. Escrow of Purchase Price. On the date of this Agreement, the Purchaser shall deposit the Purchase Price (net of the expense allowance withheld pursuant to paragraph 1D) in escrow with the Partnership by wire transfer of immediately available funds to the ReadyCash Escrow Account, account number 4292227 (the "Escrow Account") at Jefferson Bank, Philadelphia, Pennsylvania, ABA No. 031901482, to be held in escrow pending delivery to the Company in connection with the purchase of the Partnership Securities from the Company. Funds deposited by the Purchaser in the Escrow Account shall bear interest at 7.5% per annum and all such accrued interest shall be paid to Purchaser at the time such funds are released from the Escrow Account. If the conditions precedent to Closing have not been satisfied by June 26, 1998, the Partnership and ReadyCash shall cause all funds remitted by Purchaser to the Escrow Account, plus interest accrued thereon (collectively, "Escrow Funds") to be promptly paid to the Purchaser. The Partnership and ReadyCash jointly and severally indemnify the Purchaser for any loss suffered by the Purchaser with respect to Escrow Funds.

c. The Closing. The closing of the purchase and sale of the SeriesA Preferred and the Warrants contemplated hereby (the "Closing") shall take place at the offices of Friedman, Billings, Ramsey & Co., Inc., Arlington, Virginia at 10:00 a.m. on June 22, 1998, or at such other place or on such othe date as may be mutually agreeable to the Seller and Purchaser; provided that if the Closing has not occurred by June 26, 1998, the Purchaser shall have the right at any time thereafter to terminate this Agreement by written notice to the Seller, at which time all obligations of the parties hereunder shall terminate (other than the indemnification obligations set forth in paragraph 1B, which shall survive such termination). At the Closing, the Purchase Price shall be released to Seller from the Escrow Account against delivery to the Purchaser (or its agent) of stock certificates evidencing the Series A Preferred to be purchased by such Purchaser and the Warrants to be purchased by such Purchaser, registered in such Purchaser's or its nominee's name.

                  d. Expense Allowance. The Partnership shall pay Purchaser $15,000 as an allowance in respect of expenses (including fees and expenses of Kirkland & Ellis) incurred by Purchaser in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement. Purchaser shall offset such expense allowance against the Purchase Price to be remitted to the Escrow Account pursuant to paragraph 1D.

                  e. Certain Distributions. From and after the Closing, at any time that the Partnership proposes to make a distribution to its partners of any portion of the $1,000,000 contributed or paid to the Partnership to pay or provide for Partnership expenses, the Partnership shall pay to the Purchaser 23.81% of the amount otherwise proposed to be distributed.

       Section 2.          Conditions  Precedent to Closing.
                           The release of the funds deposited by Purchaser in the Escrow Account to the Seller, and obligation of Purchaser to purchase and pay for the Series A Preferred and the Warrants at the Closing, is subject to the satisfaction as of the Closing of the following conditions:

                  a. Representations and Warranties; Covenants. The representations and warranties contained in Section 5 hereof shall be true and correct at and as of the Closing as though then made, except to the extent of changes caused by the transactions expressly contemplated herein and each of ReadyCash and the Partnership shall have performed in all material respects all of the covenants required to be performed by it hereunder prior to the Closing.

                  b. Amendment of Articles of Incorporation. The Company's Restated Articles of Incorporation (the "Certificate of Incorporation") shall have been amended to include the provisions set forth in Exhibit A hereto, shall be in full force and effect under the laws of the State of Oregon as of the Closing as so amended and shall not have been further amended or modified.

                  c. Investors' Rights Agreement. The Company and the Partnership shall have entered into an Investors' Rights Agreement in form and substance as set forth in Exhibit C attached hereto (the "Investors' Rights Agreement"), and the Investors' Rights Agreement shall be in full force and effect as of the Closing.

                  d. Purchase Agreement Conditions. All other conditions precedent to the Partnership's, and all other conditions precedent to the Company's, respective obligations to consummate the purchase and sale of the Series A Preferred and the Warrants under the Purchase Agreement shall have been satisfied.

                  e. Agreement with Company. The Purchaser and Company shall have entered into an agreement regarding certain management rights granted by the Company to the Purchaser in connection with Purchaser's purchase of the Purchase Securities, substantially in the form attached hereto as Exhibit D (the "Management Rights Agreement"), and the Management Rights Agreement shall be in full force and effect as of the Closing.

                  f. Funding of Partnership. The Partnership shall have accepted subscriptions for, and received cash capital contributions of, not less than $15,750,000.

                  g. Closing Documents. The Partnership or ReadyCash shall have delivered to the Purchaser an Officer's Certificate of ReadyCash, dated the date of the Closing, stating that the conditions specified in
                           Section 1 and paragraphs 2A through 2F, inclusive, have been fully satisfied, (ii) certified copies of each of the documents required to be delivered by the Company to the Partnership pursuant to Section
                           2.7 of the Purchase Agreement, and (iii) a copy of the opinion of counsel required to be delivered to the Partnership pursuant to Section 2.6 of the Purchase Agreement, accompanied by a letter from Stoel Rives, LLP, addressed to Purchaser and acknowledging that Purchaser may rely on such opinion as if it were addressed to Purchaser.

                  h.       Proxy.   The   Purchaser   shall  have  executed  and
                           delivered to ReadyCash an irrevocable proxy to vote its shares of Series A Preferred, substantially in the form attached hereto as Exhibit E (the "Proxy"), and the Proxy shall be in full force and effect as of the Closing.

                  i. Compliance with Applicable Laws. The purchase of Series A Preferred and the Warrants by the Purchaser hereunder shall not be prohibited by any applicable law or governmental rule or regulation and shall not subject the Purchaser to any penalty, liability or,in the Purchaser's sole judgment, other onerous condition under or pursuant to any applicable law or governmental rule or regulation, and the purchase of the Series A Preferred and the Warrants by the Purchaser hereunder shall be permitted by laws, rules and regulations of the jurisdictions and governmental authorities and agencies to which such Purchaser is subject.

                  j. Waiver. Any condition specified in this Section 2 may be waived if consented to by the Purchaser; provided that no such waiver shall be effective against the Purchaser unless it is set forth in a writing executed by the Purchaser.

       Section 3.          Covenants.

   a.   Amendment and Enforcement of Agreements.
To the fullest extent permitted thereunder, the Partnership hereby assigns to Purchaser all rights arising under the Purchase Agreement and the Investors' Rights Agreement in respect of the Partnership's purchase of the Purchaser Securities, including without limitation, the right to assert claims for indemnification pursuant to Section 8.10 of the Purchase Agreement. So long as Purchaser continues to hold any Purchaser Securities, each of ReadyCash and the Partnership agrees that (i) it will not, without the prior written consent of the Purchaser, amend, modify or waive any provision of the Purchase Agreement, or the Investor Rights' Agreement, (ii) the Partnership shall, and ReadyCash shall cause the Partnership to, (a) maintain its existence and otherwise preserve its rights to enforce its rights under the Purchase Agreement, and (b) exercise all of its rights and remedies thereunder (including, without limitation, any right to indemnification thereunder), and (iii) that Purchaser shall be entitled to receive twenty-five percent (25%) of any indemnification payment received by the Partnership in respect of any claim asserted under the Purchase Agreement (to the extent that the payment relates to a claim common to all holders of Partnership Securities).

b.   Voting Agreement for Election of  Director.
So long as Purchaser continues to hold any Purchaser Securities, each of ReadyCash and the Partnership shall vote all of the shares of voting capital stock of the Company which ReadyCash or the Partnership holds or has the power to vote, and shall take all other necessary or desirable actions within its control (including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), so that: (i) one representative designated by Purchaser shall be elected to the Company's Board of Directors (and the Purchaser hereby designates Edward E. Cohen as its initial representative); (ii) the removal from the Company's Board of Directors (with or without cause) of any representative designated hereunder by Purchaser shall be at Purchaser's written request, respectively, but only upon such written request and under no other circumstances; and (iii) in the event that any representative designated hereunder by Purchaser ceases to serve as a member of the Company's Board of Directors during his term of office, the resulting vacancy on the Company's Board of Directors shall be filled by a representative designated by the Purchaser. If Purchaser fails to designate a representative to fill a directorship pursuant to the terms of this paragraph 3B, the individual previously holding such directorship shall be elected to such position, or if such individual fails or declines to serve, the election of an individual to such directorship shall be accomplished in accordance with the Company's Bylaws and applicable law; provided that ReadyCash and the Partnership shall vote to remove such individual if the Purchaser so directs.

c.   Purchaser's Co-Sale Rights.
Each of ReadyCash and the Partnership agrees that, prior to making any sale, exchange or other disposition (each, a "Transfer") of any Partnership Securities (other than a Transfer of the Purchaser Securities to Purchaser hereunder and any distribution of Partnership Securities by the Partnership to the partners of the Partnership as of the date hereof) in excess of (or which, upon exercise or conversion, would represent more than) 5% of the shares of Common Stock represented by the Partnership Securities acquired by the Partnership pursuant to the Purchase Agreement, ReadyCash or the Partnership, as the case may be (for purposes of this paragraph 3C, a "Selling Holder") shall give at least twenty

                           (20) days' prior written notice to Purchaser, which notic (the "Sale Notice") shall identify the type and amount of Partnership Securities to be sold (for purposes of this Section 3.1(a), the "Offered Securities"), describe the terms and conditions of such proposed Transfer, and identify each prospective transferee. Purchaser may, within twenty (20) days of the receipt of the Sale Notice, give written notice (a "Co- Sale Notice") to the Selling Holder that Purchaser wishes to participate in such proposed Transfer upon the terms and conditions set forth in the Sale Notice, which Co-Sale Notice shall specify the Securities that Purchaser desires to include in such proposed Transfer. If Purchaser does not give the Selling Holder a timely Co-Sale Notice with respect to the Transfer proposed in the Sale Notice, then the Selling Holder may Transfer such Offered Securities on the terms and conditions set forth in the Sale Notice at any time within 90 days after expiration of the 30-day period for giving Co-Sale Notices with respect to such Transfer. Any such Offered Securities not Transferred by the Selling Holder during such 90-day period will again be subject to the provisions of this paragraph 3C upon subsequent Transfer. If Purchaser gives the Selling Holder a timely Co-Sale Notice, then the Selling Holder shall use all reasonable efforts to cause the prospective transferee(s) to agree to acquire all Purchaser Securities identified in all Co-Sale Notices that are timely given to the Selling Holder, upon the same terms and conditions as applicable to the Offered Securities. If the prospective transferee(s) is unwilling or unable to acquire all of such additional securities upon such terms, then the Selling Holder may elect either to cancel such proposed Transfer or to allocate the maximum number of securities that each prospective transferee is willing to purchase among the Selling Holder and the Purchaser in the proportion that the number of fully-diluted shares owned by each such holder bears to the number of fully-diluted shares owned by both such holders (not to exceed, however, with respect to any such holder, the amount of securities proposed to be transferred in such holder's Sale Notice or Co-Sale Notice, as the case may be) and to consummate such Transfer on those terms.

       Section 4.          Purchaser's Investment Representations.
     Purchaser represents to the Partnership and ReadyCash that it is acquiring the Purchaser Securities purchased hereunder or acquired pursuant hereto for its own account with the present intention of holding such securities for purposes of investment, and that it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws; provided that the disposition of such Purchaser Securities shall at all times be within the discretion of the Purchaser.

       Section 5. Representations and Warranties of the Partnership and ReadyCash.
     As a material inducement to the Purchaser to enter into this Agreement and purchase the Series A Preferred and the Warrants hereunder, the Partnership and ReadyCash jointly and severally represent and warrant to Purchaser as follows:

a.   Organization and Authority.
     The Partnership is a limited partnership, and ReadyCash is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware; each of ReadyCash and the Partnership has full power and authority to execute, deliver and perform this Agreement to consummate the transactions contemplated hereby and to perform its obligations hereunder, and the execution, delivery and performance by it of this Agreement, the consummation of the transactions contemplated hereby and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

b.       Enforceability.
     This Agreement has been duly and validly executed and delivered by each of ReadyCash and the Partnership and constitutes a legal and binding obligation of each of ReadyCash and the Partnership, enforceable against each of ReadyCash and the Partnership in accordance with its terms.

c.       No Conflict.
     The execution, delivery and performance by each of ReadyCash and the Partnership of this Agreement and the performance by each of ReadyCash and the Partnership of its obligations hereunder (including the consummation of the transactions contemplated hereby) will not, with or without the giving of notice or lapse of time, or both (i) violate any provision of law, statute, rule or regulation to which ReadyCash or the Partnership is subject, (ii) violate any order, judgment or decree applicable to ReadyCash or the Partnership or (iii) conflict with, or result in a breach or default under, any term or condition of ReadyCash's certificate of incorporation or bylaws, or the Partnership's certificate of limited partnership or limited partnership agreement or any agreement or instrument to which ReadyCash or the Partnership is a party or by which it or its assets are bound.

d.       Title to Purchaser Securities; Voting Power.
     At the Closing, the Seller shall have, and upon consummation of the transactions contemplated by this Agreement, Purchaser shall receive, good title to the Purchaser Securities, free and clear of all claims, liens or encumbrances. At the Closing, after giving effect to the transactions contemplated by the Purchase Agreement and this Agreement, ReadyCash and the Partnership shall have the exclusive right, by ownership or irrevocable proxy, to exercise the voting rights with respect to securities of the Company possessing not less than 35% of the aggregate ordinary voting power represented by all classes of voting capital stock of the Company then outstanding.

e.       Purchase  Agreement  Representations.
     To the best of ReadyCash's knowledge after due inquiry, the representations and warranties made by the Company in Section 5 of the Purchase Agreement are true and correct in all material respects.

       Section 6.        Definitions.

                  a. Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

                           "Officer's Certificate" means a certificate signed by ReadyCash's president, stating that (i) the officer signing such certificate has made or has caused to be made such investigations as are reasonably necessary in order to permit him to verify the accuracy of the information set forth in such certificate and (ii) to the best of such officer's knowledge, such certificate does not misstate any material fact and does not omit to state any fact necessary to make the certificate not misleading.

                           "Partnership Securities" means, collectively, (i) the Series A Preferred and Warrants acquired by the Partnership pursuant to the Purchase Agreement, and
                           (ii) any shares of Common Stock issued upon the conversion or exercise the securities described in clause (i) above.

                           "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

                           "Purchaser Securities" means, collectively, (i) the Series A Preferred and Warrants acquired by the Purchaser pursuant to this Agreement, and (ii) any shares of Common Stock issued upon the conversion or exercise the securities described in clause (i) above.

       Section 7.          Miscellaneous.

                  a. Remedies. Each holder of Purchaser Securities shall have all rights and remedies set forth in this Agreement, the Certificate of Incorporation and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

                  b. Amendments. No waiver, amendment or modification of any provision of this Agreement shall be effective unless set forth in a writing that specifically refers to this Agreement and is executed by all of the parties herein.

                  c. Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any Purchaser or on its behalf.

                  d. Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreement contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for Purchaser's benefit as a purchaser or holder of Purchaser Securities are also for the benefit of, and enforceable by, any subsequent holder of Purchaser Securities.

                  e. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

                  f. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

                  g. Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

                  h. Governing Law. The corporate law of the State of Oregon shall govern all issues and questions concerning the relative rights and obligations of the Company and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of th Commonwealth of Virginia, without giving effect to any choice of law or conflict of law rules or provisions (whether of the Commonwealth of Virginia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Virginia. In furtherance of the foregoing, the internal law of the Commonwealth of Virginia shall control the interpretation and construction of this Agreement (and all schedules and exhibits hereto), even though under that jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

                  i. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, at the address indicated below:

                  If to ReadyCash or the Partnership:

                           c/o  ReadyCash GP Corp.
                                1521 Locust Street
                                10th Floor
                                Philadelphia, PA   19102
                                Attn: Daniel G. Cohen
                                fax: (215) 546-5388

                  If to Purchaser:

                           c/o  Friedman, Billings, Ramsey, Investment
                                Management, Inc.
                                Potomac Tower
                                1001 Nineteenth Street North, 10th Floor
                                Arlington, Virginia   22209
                                Attn:  George L. McCabe, Jr.
                                fax:  (703) 312-9698

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

                  j. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

                         FBR FINANCIAL FUND II, L.P.

                         By:   FBR Financial Fund Management, L.L.C.,
                               Its General Partner

                         By:   Friedman, Billings, Ramsey Investment
                               Management, Inc., its Managing Member



                         By: __________________________________
                         Name:
                         Title:


                         READYCASH GP CORP.
                         Name:
                         Title:

                         READYCASH INVESTMENT PARTNERS, L.P.

                         By: ReadyCash GP Corp., its General Partner

                         By: __________________________________
                         Name:
                         Title:

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